UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

AMERICAN NATIONAL INSURANCE COMPANY
(Name of Issuer)
Common Stock ($1.00 par value)
(Title of Class of Securities)
028591105
(CUSIP Number)
July 21, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	028591105

1	NAMES OF REPORTING PERSONS Libbie Shearn Moody Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,949,585

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,949,585

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	37.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	028591105

1	NAMES OF REPORTING PERSONS Moody National Bank Trust Division

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A. (Reporting person is a nationally chartered banking association.)

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,489,657

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		18,144

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,489,657

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	46.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BK

CUSIP No.	028591105

1	NAMES OF REPORTING PERSONS Moody Bancshares, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,489,657

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		18,144

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	028591105

1	NAMES OF REPORTING PERSONS Moody Bank Holding Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,489,657

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		18,144

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	028591105

1	NAMES OF REPORTING PERSONS Three R Trusts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,499,207

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		27,694

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,550

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Less than 1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	028591105

1	NAMES OF REPORTING PERSONS Irwin M. Herz, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		16,815

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,499,207

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,815

WITH:	8	SHARED DISPOSITIVE POWER

		27,694

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	16,815

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Less than 1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1.
(a)	Name of Issuer

American National Insurance Company

(b)	Address of Issuer’s Principal Executive Offices

One Moody Plaza Galveston, Texas 77550
Item 2.
(a)	Name of Person Filing

The names of the persons filing this statement on Schedule 13G are as follows:

Libbie Shearn Moody Trust Moody National Bank Trust Division (“Moody National Bank”) Moody Bancshares, Inc. Moody Bank Holding Company Three R Trusts Irwin M. Herz, Jr.

(b)	Address of Principal Business Office, or if None, Residence

The address of the principal business office of the Libbie Shearn Moody Trust is: c/o Moody National Bank 2302 Postoffice Galveston, Texas 77550

The address of the principal business office of Moody National Bank, Moody Bancshares, Inc. and Moody Bank Holding Company is: 2302 Postoffice Galveston, Texas 77550

The address of the principal business office of the Three R Trusts is: 2302 Postoffice, Suite 702 Galveston, Texas 77550

The address of the principal business office of Irwin M. Herz, Jr. is: One Moody Plaza 18th Floor Galveston, Texas 77550

(c)	Citizenship

Libbie Shearn Moody Trust is a Texas trust.
Moody National Bank is a national banking association.
Moody Bancshares, Inc. is a Texas corporation.
Moody Bank Holding Company is a Nevada corporation.
Three R Trusts are Texas trusts.
Irwin M. Herz, Jr. is a citizen of the U.S.A.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number 028591105
Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13(d)-1(b), or 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box ☐.
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

The Libbie Shearn Moody Trust beneficially owns 9,949,585 shares of the Issuer’s Common Stock.

Moody National Bank is the sole trustee of the Libbie Shearn Moody Trust and beneficially owns the shares of the Issuer beneficially owned by the Libbie Shearn Moody Trust. In addition, Moody National Bank also acts as (i) trustee for and votes the 1,155,000 shares of common stock owned by the W. L. Moody, Jr. Trust for Grandchildren; (ii) agent for and votes 780,000 shares of common stock held pursuant to an Agency and Investment Services Agreement for the benefit of The Moody Endowment; (iii) custodian for and votes 116,678 shares of common stock held pursuant to a Custodial Agreement with Transitional Learning Center at Galveston; and (iv) trustee or agent for and votes the 488,394 shares of common stock owned by other trust and agency accounts, for a total beneficial ownership of 12,489,657 shares.

Moody Bank Holding Company owns a controlling interest in Moody National Bank and, therefore, may have beneficial ownership of the 12,489,657 shares beneficially owned by Moody National Bank. Moody Bank Holding Company disclaims beneficial ownership of all of these shares pursuant to Rule 13d-4.

Moody Bancshares, Inc. owns all of the outstanding capital stock of Moody Bank Holding Company and, therefore, may have beneficial ownership of the 12,489,657 shares beneficially owned by Moody National Bank. Moody Bancshares, Inc. disclaims beneficial ownership of all of these shares pursuant to Rule 13d-4.

The Three R Trusts own a controlling interest in Moody Bancshares, Inc. and may have beneficial ownership of the 12,489,657 shares beneficially owned by Moody National Bank. In addition, the Three R Trusts separately beneficially own an additional 9,550 shares. The Three R Trusts disclaim beneficial ownership of the 12,489,657 shares beneficially owned by Moody National Bank pursuant to Rule 13d-4.

Irwin M. Herz, Jr. owns 16,815 shares directly. In addition, Mr. Herz is the sole trustee of the Three R Trusts and may beneficially own the 12,489,657 shares beneficially owned by Moody National Bank and the 9,550 shares owned by the Three R Trusts. Mr. Herz disclaims beneficial ownership of the 12,489,657 shares beneficially owned by Moody National Bank and the 9,550 shares beneficially owned by the Three R Trusts pursuant to Rule 13d-4.

(b)	Percent of class:

The Libbie Shearn Moody Trust beneficially owns 37.1% of the Issuer’s outstanding Common Stock.

Moody National Bank, Moody Bancshares, Inc., Moody Bank Holding Company and the Three R Trusts may each beneficially own 46.6% of the Issuer’s outstanding Common Stock.

Irwin M. Herz, Jr., may beneficially own 46.7% of the Issuer’s outstanding Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

Irwin M. Herz, Jr. has the sole power to vote or direct the vote of 16,815 shares of the Issuer’s Common Stock.

(ii)	Shared power to vote or to direct the vote:

The Libbie Shearn Moody Trust has shared power to vote or direct the vote of 9,949,585 shares of the Issuer’s Common Stock.

Moody National Bank, Moody Bancshares, Inc. and Moody Bank Holding Company have shared power to vote or direct the vote of 12,489,657 shares of the Issuer’s Common Stock.

The Three R Trusts and Irwin M. Herz, Jr. have shared power to vote or direct the vote of 12,499,207 shares of the Issuer’s Common Stock.

(iii)	Sole power to dispose or to direct the disposition of:

Irwin M. Herz, Jr. has the sole power to dispose or direct the disposition of 16,815 shares of the Issuer’s Common Stock.

(iv)	Shared power to dispose or to direct the disposition of:

Moody National Bank, Moody Bancshares, Inc. and Moody Bank Holding Company have shared power to dispose or direct the disposition of 18,144 shares of the Issuer’s Common Stock.

The Three R Trusts and Irwin M. Herz, Jr. have shared power to dispose or direct the disposition of 27,694 shares of the Issuer’s Common Stock.

Item 5. Ownership of Five Percent or Less of Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification
Not applicable.
[The remainder of this page is intentionally left blank. The signature page follows.]

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2009	Libbie Shearn Moody Trust
	By:	Moody National Bank, Trustee

	By:	/s/ Richard S. Cardner
Richard S. Cardner, Executive
Vice President and Chief Trust Officer

Moody National Bank Trust Division
	By:	/s/ Richard S. Cardner
Richard S. Cardner, Executive
Vice President and Chief Trust Officer

Moody Bancshares, Inc.
	By:	/s/ Victor R. Pierson
Victor R. Pierson, President

Moody Bank Holding Company
	By:	/s/ Victor R. Pierson
Victor R. Pierson, President

Three R Trusts
	By:	/s/ Irwin M. Herz, Jr., Trustee
Irwin M. Herz, Jr., Trustee

Irwin M. Herz, Jr.
/s/ Irwin M. Herz, Jr.

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of American National Insurance Company dated as of November 16, 2009 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated: November 16, 2009

Libbie Shearn Moody Trust
By:	Moody National Bank, Trustee

By:	/s/ Richard S. Cardner
Richard S. Cardner, Executive Vice President and Chief Trust Officer

Moody National Bank Trust Division
By:	/s/ Richard S. Cardner
Richard S. Cardner, Executive
Vice President and Chief Trust Officer

Moody Bancshares, Inc.
By:	/s/ Victor R. Pierson
Victor R. Pierson, President

Moody Bank Holding Company
By:	/s/ Victor R. Pierson
Victor R. Pierson, President

Three R Trusts
By:	/s/ Irwin M. Herz, Jr., Trustee
Irwin M. Herz, Jr., Trustee

Irwin M. Herz, Jr.
/s/ Irwin M. Herz, Jr.